UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of **May 2006**
Commission File Number: **001-14611**



(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED

By: **Deborah Fortescue-Merrin**
Deborah Fortescue-Merrin,
President

Date: May 15, 2006

EXHIBIT INDEX

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are Unaudited Consolidated Financial Statements for this First Financial Quarter, March 31, 2006. They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years. These Unaudited Consolidated Financial Statements should be read in conjunction with the year end Audited Consolidated Financial Statements for December 31, 2005.

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Three Months Ended March31, 2006
(with comparative figures to March 31, 2005 and December 31, 2005)

(UNAUDITED)

ASSETS

	March 31 2006	March 31, 2005	December 31 2005
Current Assets			
Cash and cash equivalents	$ 157,402	$ 41,206	$ 34,355
Accounts receivable	4,910	14,725	9,365
Prepaid expenses	8,236	11,324	468
Total current assets	170,548	67,255	44,188
Furniture, fixtures and equipment	48,231	46,854	39,328
Intangible Assets	6,472,640	-	-
Total assets	$ 6,691,419	$ 321,655	$ 284,125

LIABILITIES

Current liabilities			
Accounts payable and accrued expenses	70,800	105,252	143,034
Accrued dividends	1,509,999	1,383,461	1,535,178
Notes Payable	89,280	87,486	89,280
Total current liabilities	1,670,079	1,576,199	1,767,492
Long Term Obligation - ETV	7,000,000	-	-
	$ 8,670,079	$ 1,576,199	$ 1,496,104
SHAREHOLDERS' EQUITY			
Class A preferred shares, $0.01 par value, Authorized: 3,000 shares; Issued: 2,237 shares	22	22	22
Class B preferred shares, $0.01 par value, Authorized: 5,000,000 shares; Issued:	0	0	0
Common shares, $0.01 par value			
Authorized: 100,000,000 shares	880,860	873,027	873,027
Issued: 90,424,191 and 87,782,611 shares	65,593,997	65,405,998	65,405,998
Additional paid-in-capital	(67,453,539)	(67,741,137)	(67,963,023)
Accumulated deficit	(1,978,660)	(1,250,173)	(1,683,976)
Total liabilities and shareholders' equity	$ 6,691,419	$ 114,109	$ 83,516

APPROVED ON BEHALF OF THE BOARD:

/s/ **Deborah Fortescue-Merrin**
Deborah Fortescue-Merrin

/s/ **Anthony P Clements**
Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2006
(with comparative figures to March 31, 2005 and December 31, 2005)

(UNAUDITED)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	December, 31 2005
Revenue	$ 13,365	$ 18,955	$ 78,615
Operating Expenses			
Amortization and depreciation	3,339	2,509	10,0353
Bad Debt expense	0	0	13,975
Consulting and contract services	106,472	15,000	42,000
General and administrative	160,365	26,520	115,159
Legal	5,689	518	3,701
Marketing	178,623	208	7,606
	454,488	44,755	179,021
	$ (441,123)	$ (25,800)	$ (100,40)
Other:			
Expense recoveries	0	0	10,597
Lawsuit settlement	0	5,000	90,045
Foreign Withholding Tax	0	0	
Interest income	260	137	845
	260	5,137	11,442
Net Income (loss)	$ (440,863)	$ (20,663)	$ (88,964)
BASIC AND DILUTED LOSS PER SHARE			
Numerator for basic and diluted loss per share:			
Net Income (loss)	(440,863)	(20,663)	(88,964)
Preferred stock dividends	(49,653)	(49,653)	(201.370)
Gain (loss) to common shareholders	(490,516)	(70,316)	$ 290,334)
Denominator for basic and diluted loss per share:			
Weighted average shares outstanding	88,053,365	90,795,037	90,795.037
Net loss per share	$ (0.0006)	$ (0.0007)	$ (0.0032)

j

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Nine Months Ended March 31, 2006
(with comparative figures to March 31, 2005 and to December 31, 2005)

(UNAUDITED)

	Three Months Ended March 31, 2006	Three Months Ended March, 31, 2005	Year Ended December 31 2005
CASH PROVIDED (USED) BY:			
OPERATING ACTIVITIES			
Activity for the period:	$ (440,863)	$ (20,663)	$ (92,464)
Changes in non-cash working capital balances:			
Depreciation and amortization	3,339	2,508	10,034
Accounts receivable	4,455	10,045	15,405
Prepaid expenses	(7,768)	(7,331)	3,525
Accrued dividends payable	49,653	49,653	195,770
Accounts payable and accrued expenses	(72,234)	19,411	60,693
Net cash provided by (used in) operating activities	(463,418)	53,623	192,963
INVESTING ACTIVITIES			
Dividends paid	0	(5,600)	0
Purchases of Furniture, Fixtures &Equipment	(12,242)	0	0
Dividends Paid	(74,832)	0	0
Goodwill on ETV acquisition	(6,472,640)	0	0
Net cash provided by (used in) investing activities	(6,559,714)	(5,600)	0
FINANCING ACTIVITIES			
Long Term Obligation – ETV acquisition	7,000,000	0	0
Common Stock issuance	7,833	0	0
Paid in Capital	187,999	0	0
Notes Payable		(3,836)	(2,042)
Preferred stock dividends	(49,653)	(49,653)	(201,370)
Net cash provided by (used in) financing activities	7,146,179	(53,489)	(203,412)
Net increase (decrease) in cash	123,047	(5,466)	(10,449)
Cash, beginning of period	34,355	46,672	44,804
Cash, end of period	$ 157,402	$ 41,206	$ 34,355

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT
For the Three Months Ended March 31, 2006
(with comparative figures to March 31, 2005 and December 31, 2005)

(UNAUDITED)

	March 31, 2006	March 31, 2005	December 31, 2005
Balance, Beginning of Period	$ (67,963,023)	$ (67670,821)	$ (67,433,605)
Current Period's Activities			
Net Income	(440,863)	(20,663)	(88,964)
Preferred Stock Dividends	(49,653)	(49,653)	(201,370)
Balance, End of Period	$ (68,453,539)	$ (67,529,220)	$ (67,963,023)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CREATOR CAPITAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   **NATURE AND CONTINUANCE OF OPERATIONS**

The Company is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. ("SGI") to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited. The Company provides inflight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers. Gaming software was marketed using the name Sky Games™, and the entertainment software is marketed using the name Sky Play.

The Company has developed a marketing Internet Website for the purpose of International Sales of Tickets in the People's Republic of China's Soccer Betting Lottery under its investment agreement with Trade Watch Consultants Limited.

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of company has suffered recurring losses from operations and has a net concern is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. These consolidated financial statements do no include any adjustments that might result from this uncertainty.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and short-term investments with maturities of three months or less as cash and cash equivalents.

Software Development

All software production costs have been capitalized until the software was available for general release to customers, in accordance with the provisions of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Amortization of the software costs over a three year period started in June 1998, Software development costs were written down in December, 1998 to a value representing the value attributable to the Sky Play software.

Property and Equipment

The Company's property and equipment is recorded at cost and depreciated using the straight-line and declining balance methods over its estimated economic life which is generally three to five years.

Additions and improvements that materially extend the useful lives are capitalized, while repairs and maintenance costs are expensed as incurred.

Goodwill

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. The Company completes its annual goodwill impairment tests as of December 31 of each year for all its reporting units. Based on an analysis of economic characteristics and how the Company operates its business, the Company has designated its business segments as its reporting units. As required by the statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. With adoption of the statement, the Company ceased amortization of goodwill as of January 1, 2002.

Impairment of Long Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, management continually evaluates whether events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable.

Loss Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS No. 128). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share. For the periods ended December 31, 2004, December 31, 2003 and December 31, 2002, there is no difference between basic and diluted loss per share as all stock options, warrants, convertible debentures and convertible preferred stock are anti-dilutive for the periods presented. All loss per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in these financial statements include fair values and impairment analysis of Property and Equipment and Investment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Sky Games International Corp. (a Nevada, USA corporation), Creator Island Equities Inc. (a British Columbia, Canada corporation), Trade Watch Consultants Ltd. (a British Virgin Islands corporation). The subsidiary companies are inactive and all material inter-company transactions have been eliminated in consolidation.

Disclosure about Fair Value of Financial Instruments

The Company estimates that the fair value of all financial instruments as of March 31, 2006 and December 31, 2005 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate during the year. Translation gains and losses are not material.

Website Development Costs

Emerging Issues Task Force Issue No.00-2, Accounting for Web Site Development Costs (EITF 00-2). Becomes effective for periods beginning after June 30, 2000, and establishes accounting and reporting standards for costs incurred to develop a web site based on the nature of each cost. In general, the pronouncement requires that costs incurred to develop a web site be capitalized and amortized to expense over the expected useful life of the site. The Company has incurred web site development costs.

Revenue Recognition

Revenue for Sky Play is recognized each month upon the invoicing of customer. Revenue for Sky Games is recognized at the end of each month upon accumulation of monthly gaming totals. During the period, revenue was generated only by Sky Play.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 is not anticipated to have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the Financial Accounting Standards Board (FASB) Issued Statement of Financial Accounting Standards No.148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the reported results. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation under the provision of Accounting Principle Bond Opinion No. 25 "Accounting for Stock Issued to Employees" using the "intrinsic value" method. Accordingly, the adoption of SFAS 148 is not anticipated to have a material effect on the Company's financial position, results of operations, or cash flows.

Statement of Financial Accounting Standards (SFAS) No.146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No.146), requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS NO.146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effect of adoption of SFAS No.146 is dependent on the Company's related activities subsequent to the date of adoption.

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not anticipated to have a material effect on the Company's financial position, results of operations, or cash flows.

NOTE 3   INVESTMENT – CHINA LOTTERIES

On September 22, 2001, the Company entered into an investment agreement with Trade Watch Consultants Limited, (formerly Asset China Investments Ltd.) ("TWC"). Trade Watch holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd. Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's common stock, and an investment of up to HK$1,500,000 (US$180,050), the Company will receive 80% of the proceeds of the business profits that will be generated from Trade Watch's sports betting and lottery assets. To date, the Company has forwarded HK$955,000 (US$115,030). As at September 30, 2003 no earnings have been recorded as this project is in its initial stages of operation and no business profits have been earned to date.

On November 1, 2001, the Company entered into an investment agreement with Lee John Associates ("LJA"). Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples' Republic of China. In exchange for 500,000 shares of the Company's common stock, the Company shall receive 80% of the proceeds of the business profits that will be generated from LJA's Lottery businesses. As at September 30, 2003 no earnings had been recorded as this project is in its initial stages of operation and no business profits have been earned.

As of August 2003, CCL had not received any funds under the agreements with TWC and LJA. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these agreements as described below:

The original agreement with TWC required a total investment of US$180,050.00 HK$1,5000,000.00) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115, 030.00 but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE) agreed that TWC's 70% ownership in BHE would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00). The agreement was then finalized as a Licensing arrangement, whereby the US$115,030.00 advanced was deemed to be a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the arrangement.

The original agreement with LJA required CCL is issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its even sales locations within Guangdong Province in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL has completed the development of the website (www.worldwidelotteries-china.com) which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the third Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider. Subsequently, the provided was unable to provide the required services due to an internal issue. In the fourth Quarter 2003, agreement was reached with NEteller to provide payment processing services. Subsequently, the live operation of this internet site has been suspended until a new Chinese agent has been appointed. There is investigation towards the licensing and integrating the online purchasing and processing portion of the software. There are also aspects of the software to be integrated into future applications of Sky Games.

NOTE 4   LICENSING AGREEMENT - ONLINE GAMING BUSINESS

On September 19, 2003, CCL's wholly owned subsidiary, Trade Watch Consultants Ltd. ("TWC") of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. ("APG"), a wholly owned subsidiary of Las Vegas from Home.com Entertainment. APG provides Internet Gaming Software designed for the on-line gaming industry. APG specializes in multi-player interactive poker games. CCL's site www.worldwidegaming-asia.com will feature Asian Themed games such as "Chinese Poker", "Pan" and "Big 2".

As at September 30, 2004, the website content and design has not been forwarded to CCL for approval. Whereas APG has not affected steps to activate the services under this Agreement, CCL has deemed the Agreement in default and has withdrawn.

NOTE 5   **SHARE PURCHASE AGREEMENT – ETV CHANNELS ON DEMAND, INC.**

On March 6, 2006 the Company entered into the Share Purchase Agreement through which it has acquired all the outstanding common shares of ETV Channels on Demand, Inc., a global Internet distribution network offering sports and entertainment content. These shares were acquired in exchange for 50,000,000 common shares of the Company, issued on an earnout basis at the deemed price of US$1.00 per share for every US$1.00 of Gross Revenues realized through the ETV business. A Share Purchase Warrant was issued granting the vendor of the ETV shares the right to purchase an additional 1,000,000 Creator common shares at US$1.00 per share. The Company will issue a 5% Finders' Fee at a deemed price of US$1.00 per share to be earned out based upon the same formula as the acquisition shares. This agreement becomes valid on the first issuance of Company common shares.

NOTE 6   **SHAREHOLDERS' EQUITY**

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for Class A Preference Stocks at $1,000 per share.

In 1998, the Company redeemed 500 Stocks at their redemption price of $1,000 per share. The Class A Preference Stocks are convertible at any time into Common Stock, Dividends on the Class A Preference Stocks are cumulative and payable quarterly at an annual dividend rate of 9%. The Company, at its option, may redeem the Class A Preference Stocks, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon. The Company is not required to redeem the Class A Preference Stocks.

Dividends on the Class A Preference Stocks were $99,858 for the six months ended June 30, 2004 and $102,616 in 2003. They remained unpaid and are in arrears at year-end. The Class A Preference Stock does not have any voting rights. As of June 30, 2004, 2,237 Class A Preference Stock remained outstanding.

In 1997, the Company issued Series A and Series B Convertible Preference Stocks of the Company's Class B Preferred Stock. The Class B Series A and Series B Preference Stock are convertible into stock of Common Stock. As of December 31, 2002, all Series A Convertible Preference Stock of the Company's Class B Preferred Stock as well as cumulative dividends related thereto have been converted into common Stocks.

Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional stocks of Common Stock at an annual dividend rate of 8%.

On April 30, 1997, the Company entered into a Consulting agreement with James P. Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company. Under the terms of this agreement, the Company issued 586,077 stocks of Common Stock to Mr. Grymyr as consideration for all such consulting services, both past and future. During March 2001, Mr. Grymyr informed the Company that he did not provide any consulting services to the Company. Furthermore, he indicated that the agreement was never operational. A review of the Company's records, and conversations with previous management did not reveal any evidence to the contrary. Therefore, Mr. Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation. The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001. Mr. Grymyr has completed his undertakings as stated in the Annulment Agreement. The Company is in the process of completing the cancellation of the 586,077 common shares.

During December 2005, the 3,525,000 escrowed common shares were returned to Treasury. The underlying agreement having expired.

During March 2006, certain accounts payable and accrued dividends payable were settled in exchange for 783,328 common shares at the market price of US$0.25 per share.

NOTE 7   INCOME TAXES

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation. Tax carry-forward in taxable jurisdictions have not been determined. Deferred tax assets, if any, would be fully reserved. There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

NOTE 8   CONTINGENCIES

Mr. Laurence Geller was Chairman of the Board of Directors of the Company from September 30, 1996 until February 23, 1999. The annual compensation of the Chairman of the Board was set at $100,000 and is not payable until the Company generates sufficient cash flows from operations. The amount payable of $133,000 has been accrued in the accounts payable; however, management continues to dispute payment. Mr. Geller has never corresponded with the Company subsequent to his departure. A sof December 31, 2004 fiscal year end, the Company no longer recognizes this commitment. It has been removed from the Company's financial records.

CREATOR CAPITAL LIMITED

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended March 31, 2006

The following discussion and analysis, prepared as of May 15, 2006, should be read together with the Unaudited Consolidated Financial Statements for the Quarter ended March 31, 2006 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games International Ltd. ("SGI"). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies' Act 1981 (Bermuda) (the "Bermuda Act"). In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations. Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers. The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games. CCL also provides customization services on all CCL software and assist clients in creating an alternative "non-ticket" based revenue stream.

On March 6, 2006 the Company entered into a Share Purchase Agreement with ETV International Inc. by which it acquired all the outstanding common shares of ETV Channels on Demand, Inc., a global Internet distribution network offering sports and entertainment content. These shares were acquired in exchange for 50,000,000 common shares of the Company, issued on an earnout basis at a deemed price of US$1.00 per share for every US$1.00 of Gross Revenues realized through the ETV business. A Share Purchase Warrant was issued granting the vendor of the ETV shares the right to purchase an additional 1,000,000 Creator common shares at US$1.00 per share. The Company will issue a 5% Finders' Fee at a deemed price of US$1.00 per share to be earned out based upon the same formula as the acquisition shares. This agreement becomes effective upon the first issuance of Company common shares

Through to March 31, 2006, CCL's activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System. 2) Continuing the management and support of the Sky Play® Interactive Amusement Games business. 3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue. With the acquisition of ETV Channels on Demand, Inc. this process is being included in the ETV development of IPTV content programming, enveloping both Sky Games® and Sky Play®.

THREE-YEAR COMPARISON OF FINANCIAL INFORMATION

	2006 (Q-1)	2005	2004	2003
Revenues	$13,365	$78,615	$136,000	$174,385
Gain (Loss) from Operations before Preferred Stock Dividends	(440,863)	(88,964)	(37,714)	(98,187)
Net Gain (Loss) for the Year	(490,516)	(290,334)	(239,084)	(299,557)
Total Assets	391,419	179,021	239,751	319,878
Long Term Liabilities	7,000,000	-	-	66,322

DISCUSSION OF OPERATION AND FINANCIAL CONDITION – QUARTER ENDED MARCH 31, 2006

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers. Operations revenue for the three months ended March 31, 2006 was $13,465 compared to $18,955 for March 31, 2005.

ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	March 31, 2006	March 31, 2005
Accounting & Audit	32,633	3,900
Administration	1,187	11,550
Annual General Meeting	1,623	
Bank Charges	1,034	189
Computer Supplies	875	885
Courier & Postage	1,901	-
Filing Fees & Dues	2,462	1,629
Foreign Exchange	1,183	-
Investor Relations	644	-
Miscellaneous	334	-
Office Supplies	5,265	940
Purchases Taxes	1,940	
Research	267	-
Software	-	337
Storage	660	813
Telecommunications	12,332	214
Transfer Agent	1,649	1,853
Travel	93,202	3,861
Website Maintenance	1,174	-
TOTAL GENERAL AND ADMINISTRATION	160,364	26,161

With the Acquisition of ETV Channels on Demand, Inc., (ETV) the accounts of the Statement of Operations now reflects not only Creator's Expenditures for the Quarter, but also those of ETV.

The Accounting and Audit cost increase however, reflects the enormous increase in the cost of the annual audit caused by the Sarbanes-Oxley regulations in the U.S.A. The amounts noted here include the extra cost for the newly appointed Auditor, Amisano Hansen, to re-audit the December 31, 2004 Annual Statements and review the September 30, 2004 Quarterly Statements. The filing of these statements brings CCL into compliance with S.E.C. filing requirements. Also included is the accrual for the current fiscal year's audit.

General and administrative expense has dramatically increased due to the ETV acquisition. Portions of their operational and developmental costs are included in the March 31, 2006 figures noted in the above Table.

Consulting and services expenses have increased from $15,000 for the 2005 Period to $106,472 for the 2006 Period. ETV's business is conducted under services rendered billings.

The Legal expense for the Period was $5,689, primarily provided to ETV. The 2005 Quarter's expense was $518.

Depreciation and amortization expenses increased to $3,339 for the 2006 period from $2,509 for 2005

SALES AND MARKETING COSTS

The Marketing expense for the quarter increased to $178,623 compared to $206 in 2005. This increase reflects the ETV indirect expenditures for acquiring entertainment content and marketing to potential clients.

The Net Loss before preferred stock dividends was $440,863 for the three months ended March 31, 2006 compared to a net loss of $20,663 for the three months ended March 31, 2005. The dramatic increase is due to the inclusion of ETV's activities in pursuit of distribution channels and the final development of the mobile test systems required. These systems will operate for 30 days prior to the system commencing live operations for revenue.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had a working capital deficit of $1,499,531. The accruing preferred share dividends payable contributed substantially to this deficit. The Company had negative cash flow from operations during the three months ended March 31, 2006. The diminishing revenue has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares. The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations. One of creditors has now entered bankruptcy proceedings. Due to the operating losses of the past years, the Company's continuance as a "going concern" is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts. These statements reflect the Company's views with respect to such matters. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $48,000.

As at the Quarter end, the Company owed $1,933 to a Director related entity. $15,381 was incurred during the Period representing accumulated outstanding expense reimbursements for various office supplies, services, computer related costs and consulting fees. The balance is included within the accounts payable and accrued liabilities accounts. During the period $65,000 of previously accumulated payables to this Director related entity was exchanged for the Company's common shares at the price of U.S.$0.25 per share.

CAPITAL FINANCING

There were no capital financings during the period.

SUMMARY OF QUARTERLY RESULTS

	2006	2005				2004			
	March	March	June	September	December	March	June	September	December
Revenue	$13,365	$21,750	$43,500	$29,000	$13,365	44,065	28,185	38,600	21,750
Net (Loss) Gain	(490,516)	(67,787)	(127,145)	(77,472)	(89,625)	(95,615)	(70,824))	(76,409)	(83,913)
Net Loss/share	$(0.0007)	$(0.0001)	$0.0014	$(0.0009)	$(0.001)	$($0.001)	($0.0008)	$(0.001)	$($0.001)

SUBSEQUENT EVENTS

There are no subsequent events to the Period.

OUTSTANDING SHARE DATA

    a)   COMMON SHARES

	COMMON SHARES	VALUE
Balance, December 31, 2005	87,270,037	873,027
Issuance during the period	783,328l	7,833l
Balance, March 31, 2006	88,053,365	880,860

b)   OPTIONS

For the period March 31, 2006, the Company did not issue any securities but option agreements were issued for a total of 13,700,000 common shares vesting between U.S.$0.25 and U.S.$2.00 over a two and half year period, beginning September, 2006.

c)   ESCROW

During the Quarter, the Company's Transfer Agent, Computershare Investor Services Inc. notified the Company. They pointed out the Escrow Agreement contains a provision for expiry of the Escrowed Common Shares resulting in the cancellation of said shares. They stated the expiry date has come to pass. Currently, the Company is addressing this issue.

Form 52-109F2 *Certification of Interim Filings*

I, **Deborah Fortescue-Merrin**, Chief Executive Officer and acting in the capacity of Chief Financial Officer of **Creator Capital Limited** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Creator Capital Limited**, (the issuer) for the interim period ending **March 31, 2006;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2006

Deborah Fortescue-Merrin

_____
Deborah Fortescue-Merrin
Chief Executive Officer and
Acting in the Capacity of Chief Financial Officer